UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-255865 and 333-271884).

EXPLANATORY NOTE

Investor Presentation

On July 1, 2025, Sequans Communications S.A. (the “Company”) posted an investor presentation relating to its expected Bitcoin treasury strategy to its website at https://sequans.com/investor-relations/investor-materials/ (the “Investor Presentation”). The Company expects to use the Investor Presentation, in whole or in part, and possibly with modifications, in connection with presentations to investors, analysts, and others. A copy of the Investor Presentation is furnished herewith as Exhibit 99.1.

Summary of Risk Factors

The Investor Presentation includes certain risk factors that investors should consider in connection with the expected implementation of the Company’s Bitcoin treasury strategy. If any of the following risks occur, the business, financial condition, results of operation, and future prospects of the Company could be adversely affected, the trading price of the American Depositary Shares (“ADSs”) could decline, and you could lose all or part of your investment. These risks are supplemental to those set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks Related to the Issuer’s Business and Bitcoin Strategy and Holdings

•The Company’s financial results and the market price of the ADSs may be affected by the prices of Bitcoin.

•Investing in Bitcoin will expose the Company to certain risks associated with Bitcoin, such as price volatility, limited liquidity and trading volumes, relative anonymity, potential susceptibility to market abuse and manipulation, theft, compliance and internal control failures at exchanges and other risks inherent in its electronic, virtual form and decentralized network.

•The Company will have broad discretion in how it executes its Bitcoin strategy, including the timing of purchases and sale of Bitcoin and Bitcoin-related products. The Company may not execute its strategy effectively, which could affect its results of operations and cause its stock price to decline. We are continually examining the risks and rewards of our strategy to acquire and hold Bitcoin. This strategy has not been tested over an extended period of time or under different market conditions.

•A significant decrease in the market value of the Company’s Bitcoin holdings could adversely affect its ability to satisfy its financial obligations under its recent convertible debt financing and any subsequent debt financings.

•Unrealized fair value gains on its Bitcoin holdings could cause the Company to become subject to the corporate alternative minimum tax under the Inflation Reduction Act of 2022.

•Bitcoin is a highly volatile asset, and fluctuations in the price of Bitcoin are likely to influence the Company’s financial results and the market price of the ADSs.

•Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

•The availability of spot exchange-traded products (“ETPs”) for Bitcoin and other digital assets may adversely affect the market price of its listed securities. Although we are an operating company, and we believe we offer a different value proposition than a Bitcoin investment vehicle such as a spot Bitcoin ETP, investors may nevertheless view our ADSs as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP instead of our ADSs. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours.

•The Company’s Bitcoin strategy may subject it to enhanced regulatory oversight. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin or the ability of individuals or institutions such as us to own or transfer Bitcoin. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Bitcoin or the ability of individuals or institutions such as us to own or transfer Bitcoin.

•Bitcoin trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many Bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Bitcoin trading venues, including prominent exchanges that handle a significant volume of Bitcoin trading and/or are subject to regulatory oversight, in the event one or more Bitcoin trading venues cease or pause for a prolonged period the trading of Bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

•The concentration of Bitcoin holdings may enhance the risks inherent in the Company’s Bitcoin strategy.

•The Company’s Bitcoin holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

•If the Company or any third-party service providers it utilizes to execute its Bitcoin strategy experience a security breach, technological failure, or cyber-attack and unauthorized parties obtain access to its Bitcoin assets, the Company may lose some or all of its Bitcoin assets and its financial condition and results of operations could be materially adversely affected.

•The Company will face risks relating to the custody of its Bitcoin at third party custodians, including the loss or destruction of private keys required to access its Bitcoin and cyberattacks or other data loss relating to its Bitcoin. Furthermore, if our custodially-held Bitcoin were considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Bitcoin, or delaying or hindering our access to our bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such Bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our listed securities

•While senior SEC officials have stated their view that Bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the Investment Company Act of 1940, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our Bitcoin strategy, and our business and operations and may also require us to substantially change the manner in which we conduct our business.

•The Company’s Bitcoin strategy exposes it to risk of non-performance by counterparties. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of Bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Investor Presentation dated July 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: July 1 2025	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer